SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                             (Amendment No. 9)

                           GREY ADVERTISING INC.
        _____________________________________________________________
                             (Name of Issuer)

                   Common stock, par value $1 per share
       Limited Duration Class B Common Stock, par value $1 per share
        _____________________________________________________________
                      (Title of Class and Securities)

                                397838 10 3
                                397838 20 2
        ____________________________________________________________
                  (CUSIP Number of Class of Securities)

                              Edward H. Meyer
                         c/o Grey Advertising Inc.
                   777 Third Avenue, New York, NY 10017
                               (212)546-2000
        _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                Copy to:

                          David J. Friedman, Esq.
                   Skadden, Arps, Slate, Meagher & Flom
                             919 Third Avenue
                        New York, New York  10022
                              (212) 735-3000

                               July 29, 1996
        ____________________________________________________________
                      (Date of Event which Requires
                        Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the
         subject of this Statement because of Rule 13d-1(b)(3) or
         (4), check the following:               ( )

        Check the following box if a fee is being paid with this
        Statement:                               ( )


                               SCHEDULE 13D

   CUSIP No.  397838 10 3 (Common Stock)
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Edward H. Meyer
        (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  (x)
  __________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS
             PF; OO
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)
   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S.A.
   _________________________________________________________________
                            (7)  SOLE VOTING POWER
         NUMBER OF SHARES         104,553 shares
           BENEFICIALLY            67,997 shares (voting power by Mr.
          OWNED BY EACH                   Meyer as Trustee; beneficial
            REPORTING                     ownership disclaimed)
           PERSON WITH             25,446 shares (issuable upon
                                          conversion of debentures)
                                   26,666 shares (issuable upon
                                          exercise of exercisable stock
                                           options
                            (8)  SHARED VOTING POWER
                                   50,477 shares held in Employee Stock
                                          Ownership Plan
                          ___________________________________________
                            (9)  SOLE DISPOSITIVE POWER
                                  104,553 shares
                                   25,446 shares (issuable upon
                                          conversion of debentures)
                                   26,666 shares (issuable upon exercise
                                          of exercisable stock options)
                              ____________________________________________
                           (10) SHARED DISPOSITIVE POWER
                                 None
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,553 shares
          25,446  shares (issuable upon conversion of debentures)
          26,666  shares (issuable upon exercise of exercisable stock options)
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      (x)
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        11.8% (16.7%, including the 25,446 shares and 26,666 shares issuable upon conversion of debentures and exercise of options, respectively)
   _________________________________________________________________
        (14) TYPE OF REPORTING PERSON
              IN


                               SCHEDULE 13D

   CUSIP No.  397838 20 2 (Class B Stock)
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Edward H. Meyer
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  (x)
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS
             PF; OO
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S.A.
   _________________________________________________________________
                            (7)  SOLE VOTING POWER
         NUMBER OF SHARES         110,053  shares
           BENEFICIALLY            68,096  shares (voting power by Mr.
          OWNED BY EACH                    Meyer as Trustee; beneficial
            REPORTING                      ownership disclaimed)
           PERSON WITH             25,446  shares (issuable upon
                                           conversion of debentures)
                          ___________________________________________
                            (8)  SHARED VOTING POWER
                                 56,944 shares held in Employee Stock
                                        Ownership Plan
                          ___________________________________________
                            (9)  SOLE DISPOSITIVE POWER
                                 110,053 shares
                                  25,446 shares (issuable upon
                                         conversion of debentures)
                         ____________________________________________
                           (10) SHARED DISPOSITIVE POWER

                                 None
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,053 shares
          25,446  shares (issuable upon conversion of debentures)
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      (X)
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        36.4% (41.3%, including the 25,446 shares issuable upon conversion of debentures)
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        IN
   _________________________________________________________________
                                  SCHEDULE 13D


          ITEM 1.   SECURITY AND ISSUER.

                    This Amendment No. 9 hereby amends and supplements the Statement on Schedule 13D, as amended, filed by Edward
          H. Meyer. This filing relates to the shares of Common Stock, par value $1 per share ("Common Share") and to the shares of Limited Duration Class B Common Stock, par value $1 per share ("Class B Stock") (the Common Stock and Class B Stock being hereinafter collectively referred to as the "Shares") of Grey Advertising Inc., a Delaware corporation (the "Company" or "Grey"). The Company has its principal executive offices at 777 Third Avenue, New York, New York 10017.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is amended and restated to read as follows:

                    As of July 31, 1996, Mr. Meyer owns 129,999 shares of Common Stock (including 25,446 shares that are issuable upon conversion of Mr. Meyer's holdings of $3,025,000 prin-cipal amount of the Company's 8 1/2% Convertible Subordinat-ed Debentures Due December 31, 2003 (the "Debentures") and 135,499 shares of Class B Stock (including 25,446 shares that are issuable upon conversion of the Debentures), repre-senting approximately 14.2% and 41.3%, respectively, of the Common Stock and Class B Stock outstanding, assuming such additional shares were outstanding.(*)

                    On February 21, 1995, the Company finalized the documentation relating to the issuance to Mr. Meyer of an option (the "Meyer Option") to purchase 40,000 shares of Common Stock effective as of January 5, 1995 (the "Effective Date"). The Meyer Option, by its terms, became exercisable as to 13,333 shares as of the Effective Date and as to 13,333 shares as of the first anniversary of the Effective Date. The Meyer Option will become exercisable for the remaining 13,334 shares on the second anniversary of the Effective Date. Assuming the exercise of the Meyer Option with respect to the 26,666 shares, Mr. Meyer owns 156,665 shares of Common Stock (including 25,446 shares that are exercisable upon conversion of the Debentures), representing 16.7% of the Common Stock, assuming such additional shares were outstanding.

                    In addition, Mr. Meyer owns 20,000 shares of Series I Preferred Stock, 5,000 shares of Series II Pre-ferred Stock and 5,000 shares of Series III Preferred Stock, representing 100% of the outstanding shares of each series of Preferred Stock.

                    Mr. Meyer disclaims beneficial ownership of 7,500 shares of Common Stock and 7,500 shares of Class B Stock held in trust for Mr. Meyer's children, and of 50,477 shares of Common Stock and 56,944 shares of Class B Stock (approxi-mately 5.7% and 18.8%, respectively, of the outstanding Common Stock and Class B Stock) held in the Company's Em-ployee Stock Ownership Plan (the "ESOP"), as to which Mr. Meyer exercises shared voting power by virtue of his member-ship on the committee charged with its administration.

                    The aggregate number of shares of the Company's Common Stock and Class B Stock held by the voting trust (the "1994 Voting Trust") created pursuant to the Voting Trust Agreement, dated as of February 24, 1986, as amended and restated as of August 31, 1987 and again amended and restat-ed as of March 21, 1994, as amended as of April 10, 1996 (the "Voting Trust Agreement") among the several beneficia-ries thereunder (the "Beneficiaries"), the Company and Mr. Meyer, as the sole voting trustee (the "Trustee"), as of July 31, 1996 was 172,550 shares of Common Stock (approxi-mately 19.5% of the Common Stock outstanding) and 178,149 shares of Class B Stock (approximately 58.9% of the shares of Class B Stock outstanding).(**) For a more detailed description of the terms of the Voting Trust, reference is made to Amendment No. 8 to the Statement on Schedule 13D, dated April 10, 1996, by Mr. Meyer, as trustee on behalf of the Voting Trust.

                    In addition, the Beneficiaries have the right to acquire an aggregate of 33,266(***) shares of Common Stock at exercise prices between $117.50 and $148.50 through the exercise of outstanding options (the "Trust Options"). Pursuant to the terms of the Voting Trust Agreement, the Beneficiaries have severally agreed that upon exercise, such shares would be transferred into the Voting Trust and held subject to the Voting Trust Agreement.

               *    Based on 887,153 shares of Common Stock and
                    302,479 shares of Class B Stock outstanding as of July 31, 1996.

               **    Including 104,553 shares of Common Stock and
                    110,053 shares of Class B Stock owned by Mr.
                    Meyer.

               ***   Including the 26,666 shares issuable pursuant
                    to the Meyer Option.

                    Mr. Meyer, by virtue of his position as Trustee, may be deemed to have the power to vote the Shares held in the 1994 Voting Trust (the "Trust Shares") and may therefore be deemed, for the purposes of Rule 13d-3 under the Securi-ties Exchange Act of 1934 (the "Exchange Act"), to own beneficially such Trust Shares. Mr. Meyer disclaims benefi-cial ownership of any Trust Shares deposited in the Voting Trust by anyone other than himself.

                    Including the Trust Shares issuable upon the exercise of the Trust Options and the conversion of the Debentures, the Voting Trust may be deemed to beneficially own, pursuant to Rule 13d-3 under the Exchange Act, (i) 231,262 shares of Common Stock, (ii) 203,595 shares of Class B Stock and (iii) 2,267,212 votes entitled to be cast at a meeting of stockholders of the Company. The numbers in clauses (i)-(iii) above do not reflect any shares held by various benefit plans of the Company administered by commit-tees of which Mr. Meyer is a member.

                    Including those shares as to which the Meyer
          Option is presently exercisable, the aggregate number of shares of the Common Stock and the Preferred Stock held by Mr. Meyer, the Common Stock and Class B Stock held by the Voting Trust (including the shares issuable upon the exer-cise of the Meyer Option and conversion of the Debentures) and the Common Stock and Class B Stock held by the ESOP represents 70.6% of the votes entitled to be cast at a meeting of stockholders of the Company, assuming such addi-tional shares were outstanding.


          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                    ISSUER.

          The first two paragraphs of Item 6 are amended and restated to read as follows:

                    Pursuant to a Purchase Agreement, dated as of December 10, 1983 (the "Purchase Agreement"), Mr. Meyer purchased the Debentures in the aggregate principal amount of $3,025,000. The Debentures were issued to Mr. Meyer in consideration for $25,000 in cash and the Promissory Note in the aggregate principal amount of $3,000,000.

                    The Debentures are convertible at any time into shares of Common Stock, at an initial conversion price of $121 per share, subject to an adjustment upon the occurrence of certain events. As of July 29, 1996, the Company and Mr. Meyer entered into an Extension Agreement which extended the maturity date to December 31, 2003. The Debentures bear interest at the rate of 8 1/2% per annum.



                                    SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  September 23, 1996.

                                        /s/ EDWARD H. MEYER
                                        -------------------
                                          EDWARD H. MEYER